

03053533


SEC MAIL PROCESSING
RECEIVED
JUN 02 2003
WASH. D.C. SECTION
152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
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| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8- 053434 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SELALU PARTNERS, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 NUTMEG RIDGE ROAD
(No. and Street)

RIDGEFIELD (City) CT (State) 06877 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONNA ANDERSON SCHOLE (203) 438-1400
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STEPHEN J. SUSSMAN, PLLC CERTIFIED PUBLIC ACCOUNTANT.
(Name – *if individual, state last, first, middle name*)

12 PARMENTER ROAD (Address) LONDONDERRY, (City) NH (State) 03053 (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, DONNA ANDERSON SCHOLE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SELALU PARTNERS, LLC, as of MARCH 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

MANAGING MEMBER

Title



Notary Public

My C..... .:ion Exp. Oct. 31, 2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SELALU PARTNERS, LLC

## FINANCIAL STATEMENTS

## MARCH 31, 2003

STEPHEN J. SUSSMAN
*Certified Public Accountant*

12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676


SEC MAIL PROCESSING
RECEIVED
JUN 0 2 2003
WASH. D.C. 152 SECTION

**Independent Auditor's Report**

To the Members of
Selalu Partners, LLC
Ridgefield, CT

We have audited the accompanying statement of financial condition of Selalu Partners, LLC as of March 31, 2003, and the related statements of income, changes in members' equity, and cash flows for the period January 24, 2002 through March 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Selalu Partners, LLC as of March 31, 2003, and the results of their operations and their cash flows for the period then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Stephen J. Sussman, CPA
Londonderry, New Hampshire
May 26, 2003

# SELALU PARTNERS, LLC

## STATEMENT OF FINANCIAL CONDITION

## MARCH 31, 2003

### ASSETS

| | |
|---|---|
| Cash | $ 10,472 |
| Total assets | $ 10,472 |

### LIABILITIES AND MEMBERS' EQUITY

| | |
|---|---|
| Accounts payable and accrued expenses | $ - |
| Total liabilities | - |
| Members' equity | 10,472 |
| Total liabilities and members' equity | $ 10,472 |

The accompanying notes are an integral part of these financial statements.

## SELALU PARTNERS, LLC

## STATEMENT OF INCOME

## FOR THE PERIOD JANUARY 24, 2002 THROUGH MARCH 31, 2003

| | |
|---|---|
| Revenues: | |
| Commissions | $ 593,155 |
| Brokerage fees | 40,082 |
| Interest income | 79 |
| | $ 633,316 |
| Expenses: | |
| Management expenses | 617,576 |
| Other operating expenses | 9,551 |
| Total expenses | $ 627,127 |
| Net income | $ 6,189 |

The accompanying notes are an integral part of these financial statements.

SELALU PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' CAPITAL

FOR THE PERIOD JANUARY 24, 2002 THROUGH MARCH 31, 2003

| | |
|---|---|
| Members' equity at beginning of year | $ (938) |
| Net income | 6,189 |
| Members' contributions | 5,221 |
| Members' distributions | - |
| Members' equity at end of year | $ 10,472 |

The accompanying notes are an integral part of these financial statements.

## SELALU PARTNERS, LLC

## STATEMENT OF CASH FLOWS

## FOR THE PERIOD JANUARY 24, 2002 THROUGH MARCH 31, 2003

| | | |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | | $ 6,189 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Decrease in accounts payable | $ (119,000) | |
| Total adjustments | | (119,000) |
| Net cash provided (used) by operating activities | | (112,811) |
| Cash flows from investing activities: | | |
| None | | - |
| Cash flows from financing activities: | | |
| Members' contributions | | 5,221 |
| Net decrease in cash | | (107,590) |
| Cash at beginning of year | | 118,062 |
| Cash at end of year | | $ 10,472 |

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ - |

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

SELALU PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2003

## NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

**Organization and Nature of Business**

The Company was organized on July 28, 2000 as a Delaware limited liability company to conduct business as a registered broker-dealer under the Securities Exchange Act of 1934. As a limited liability company the members' liability is limited to their investment.

**Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 - NET CAPITAL

As a broker-dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital, as computed under Rule 15c3-1, was $10,368 at March 31, 2003, which exceeded required net capital of $5,000 by $5,368. The ratio of aggregate indebtedness to net capital at March 31, 2003 was 0.0%

## NOTE 3- INCOME TAXES

The Company has chosen to be treated as a partnership for federal and state income tax purposes. A partnership is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the statements. All income or losses will be reported on the individual members' income tax returns.

## NOTE 4- RELATED PARTY

The members of Selalu Partners, LLC. are two LLC's owned by the two managers of Selalu Partners, LLC. Anderson Global Associates, LLC is 100% owned by Donna Anderson Schole, manager for Selalu Partners, LLC. Global Capital Strategies, LLC is 100% owned by Barbara Doran, manager for Selalu Partners, LLC.

The Company pays quarterly management fees to both member companies from which a majority of the expenses are paid. A total of $617,576 was paid for the period January 24, 2002 through March 31, 2003. No amount was due to this related party at March 31, 2003.

## NOTE 5 – SUBSEQUENT EVENTS

During the year ending March 31, 2004, Global Capital Strategies, LLC will withdraw its membership in Selalu Partners, LLC, making Anderson Global Associates, LLC the sole member.

# SELALU PARTNERS, LLC

## SUPPLEMENTARY SCHEDULES

## FOR THE PERIOD ENDED MARCH 31, 2003

SELALU PARTNERS, LLC

SCHEDULE I

**COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1**

**MARCH 31, 2003**

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 10,472 |
| Total nonallowable assets from statement of financial condition | - |
| Net capital before haircuts on securities positions | 10,472 |
| Haircuts on securities | (104) |
| Net capital | $ 10,368 |
| Aggregate indebtedness: | |
| Total A.I. liabilities from statement of financial condition | $ - |
| Total aggregate indebtedness | $ - |
| Percentage of aggregate indebtedness to net capital | 0.0% |
| Computation of basic net capital requirement: | |
| Minimum net capital required (6-2/3% of A.I.) | $ - |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital | $ 5,368 |
| Excess net capital at 1000% | $ 10,368 |

There were no material differences between the audited and unaudited computation of net capital.

## SCHEDULE II

## SELALU PARTNERS, LLC

## INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

## MARCH 31, 2003

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

## SCHEDULE III

## SELALU PARTNERS, LLC

## SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

## MARCH 31, 2003

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

## SCHEDULE IV

## SELALU PARTNERS, LLC

## COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

## MARCH 31, 2003

Selalu Partners, LLC is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

STEPHEN J. SUSSMAN
Certified Public Accountant
12 PARMENTER ROAD LONDONDERRY, NH 03053 TEL. (603) 437-1910
FAX (603) 437-3676

**Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5**

To the Members
Selalu Partners, LLC

In planning and performing our audit of the financial statements of Selalu Partners, LLC, for the period ended March 31, 2003, We considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by Selalu Partners, LLC in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by Selalu Partners, LLC in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because Selalu Partners, LLC does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles general accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, We noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at March 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, The National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



Stephen J. Sussman, CPA
Londonderry, NH
May 26, 2003